Corporate Offices

20 Jackson Drive

Cranford, NJ 07016

Tel: (908) 276-4000

Fax: (908) 276-2888

www.newarkgroup.com

March 14, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Newark Group, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2005
Filed July 28, 2005
Form 10-Q for the Quarterly Period Ended October 31, 2005
Filed December 15, 2005
File No. 333-118844

Dear Mr. Skinner:

This will respond to your letter of February 28, 2006 concerning our Form 10-K for the year ended April 30, 2005 and Form 10-Q for the quarter ended October 31, 2005. For your convenience, we have restated your comments in full and responded to each item in a corresponding manner. We hope that you find our responses fully address your comments.

Form 10-K for the Fiscal year Ended April 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 16

1.	Please explain to us how you have complied with Item 303(A)(4) that requires a separately-captioned section discussing your off-balance sheet arrangements.

Company Response:

We have not historically included a separate section regarding off-balance sheet arrangements as we have not entered into any such arrangements. However,

recognizing that a statement that we do not have any off-balance sheet arrangements would assist the reader, we intend to incorporate such language in our next annual filing of Form 10-K as follows:

Off-Balance Sheet Arrangements. We did not have any off-balance sheet arrangements at April 30, 2006.

Pension, Page 26

2.	Please explain to us why you only provide sensitivity information regarding changes in the discount rates used in calculating your pension obligations. Specifically, explain why you do not provide readers with similar information with respect to your assumptions regarding expected rates of return on pension assets and compensation levels.

Company Response:

Sensitivity information on the discount rate was discussed as this rate is the factor that most materially affects our pension expense. However, we acknowledge the incorporation of the additional sensitivity analysis will assist the reader in obtaining a broader understanding of the effects on pension expense resulting from possible changes in assumed rates, and will incorporate such additional analysis in our Form 10-Q filing for the quarter ended January 31, 2006. The pension discussion in the January 31, 2006 Form 10-Q will read as follows:

Pension

Our defined benefit pension plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” The determination of pension obligations and expense is dependent upon our selection of certain assumptions, the most significant of which are the discount rates used to discount plan liabilities, the expected long-term rate of return on plan assets and the level of compensation increases. Our assumptions are described in Note 12 to our Annual Report on Form 10-K for the year ended April 30, 2005. At April 30, 2004, the discount rate was reduced from 6.50% to 6.25% and subsequently reduced to 5.70% on April 30, 2005. A 1% change in this discount rate would create an impact to the statement of operations of approximately $1.5 million. This discount rate is based upon the demographics of the plans’ participants as well as benchmarking certain indices, e.g. Citigroup High Grade Credit Index as well as Aa- and Aaa-Rated Corporate Bonds. The assumption for the long-term rate of return on plan assets is determined based on historical results of the portfolio and management’s expectation of the current economic environment. As of April 30, 2005, this assumed rate of return was 8.75%. A 1% change in the long-term rate of return on plan assets would create an impact to the statement of operations of approximately $0.8 million. The level of compensation increase is established by management, and has the smallest direct impact, of the three assumptions, on the statement of operations. A 0.5% change in this compensation rate would create an impact to the statement of operations of approximately $0.3 million. Pension expense was $6.2 million in 2004, $5.3 million in 2005 and is expected to be $4.8 million in 2006.

Item 8. Financial Statements

Note 9. Commitments and Contingencies, Page F-15

3.

We note that you are aware that there is, or may be, soil or groundwater contamination at certain of your facilities and your financial statements indicate that you believe that these matters will not have a material adverse effect on your financial condition, results of operations, or cash flows. Please note that this disclosure does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with SFAS 5 and SAB Topic 5Y.

Company Response:

Through the filing of our Form 10-Q for the quarter ended October 31, 2005, management was not aware of circumstances that warranted the recognition of a liability under the guidelines established by SFAS 5, as any reasonably possible additional losses were not probable or estimable. Since the filing of our Form 10-Q for the quarter ended October 31, 2005, we have identified environmental contamination at two of our closed facilities that may require remediation upon retirement of these assets. However, a liability has not been recognized in our financial statements as we do not currently have sufficient information available to assess if remediation will be required or to reasonably estimate any potential obligation. To be in compliance with the requirements of SFAS 5 and SAB Topic 5Y, we will add language to our “Commitments and Contingencies” note to the unaudited consolidated financial statements in our Form 10-Q for the quarter ended January 31, 2006, which will read as follows:

COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are party to various claims, legal actions, complaints and administrative proceedings, including workers’ compensation claims, arising in the ordinary course of business. In management’s opinion, the ultimate disposition of these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Concerning environmental claims, the Company records any liabilities and discloses the required information in accordance with FAS 5, “Accounting for Contingencies”. The Company has identified environmental contamination at two of our closed facilities that may require remediation upon retirement of these assets. However, a liability has not been recognized in our financial statements as the Company currently does not have sufficient information available to assess if remediation will be required or reasonably estimate any potential obligation. Any potential obligation cannot be reasonably estimated as the settlement date or potential settlement dates, the settlement method or potential settlement methods, and other relevant facts to determine a reasonable estimate for the obligation are unknown at this time.

Form 10-Q for the Quarterly Period Ended October 31, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow, Page 21

4.	Your disclosures regarding operating cash flows do not appear to explain the underlying drivers of changes in your assets and liabilities that materially affect operating cash flows to provide readers with an indication as to the quality of your cash flows over the periods presented and their indicative value. For example, your discussion of net cash provided from operating activities on page 21 does not appear to address the reasons for the decrease in accounts receivable that materially affected your cash flows: Please explain to us how you have complied with Section IV of SEC Release 33-8350.

Company Response

We accept the Staff’s comment and will more fully explain the underlying factors of the items affecting cash flows in the filing of our Form 10-Q for the quarter ended January 31, 2006. The description of the changes in cash flows from operating activities in the Form 10-Q for the quarter ended January 31, 2006 will read as follows:

Net cash provided by operating activities

In the nine months ended January 31, 2006 and 2005, we generated cash from operating activities of $16.0 million and $22.7 million, respectively, a decrease of $6.7 million. The major drivers of this decrease are the following: (i) an earnings decrease partly due to increased energy costs and the reduction in the price of recovered paper we sell to third parties, (ii) a decrease in revenues when comparing our third quarters ended January 31, 2006 and 2005, resulting in lower Accounts Receivable, (iii) increases in prepaid insurance and property taxes leading to a higher balance in Other Assets and (iv) a decrease in our cost of recovered paper, resulting in a decrease in Accounts Payable.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 908.276.4000 ext. 266 to discuss any of these comments.

Very truly yours,

/s/ Joseph E. Byrne
Joseph E. Byrne
Vice President and Chief Financial Officer